Exhibit 99.1

IESI-BFC Ltd. Announces Commencement of Public Secondary Offering of
Common Shares by TC Carting III, L.L.C.

Toronto, Ontario – March 22, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today announced that it has filed a preliminary prospectus supplement relating to a public secondary offering of 9,483,648 of the Company’s common shares currently owned by TC Carting III, L.L.C. (the “selling securityholder”), an affiliate of Thayer | Hidden Creek. The selling securityholder also plans to grant the underwriters an option, exercisable from time to time, in part or in whole, for a period of 30 days following the date of the final prospectus supplement, to purchase up to 1,422,547 additional shares from the selling securityholder, to cover over-allotments, if any. BofA Merrill Lynch, J.P. Morgan, and Raymond James are acting as joint book-running managers for the offering.

All of the common shares in this offering are being sold by TC Carting III, L.L.C.  The Company will not receive any proceeds from the sale of common shares to be offered by the selling securityholder.

The Company has agreed to purchase from the underwriters 1,000,000 common shares in the offering, at the public offering price.  Those shares will be cancelled and will no longer remain outstanding after the purchase.

The Company will also purchase that number of common shares in this offering at the public offering price whose value at the time of purchase equals, in the aggregate, approximately US$6.7 million, and will contribute those shares to Computershare Trust Company, who will hold them in trust on behalf of participants in the Company’s long-term incentive plan and certain of its directors.

The common shares are being offered under the Company’s existing base shelf prospectus filed in Canada and the United States.

A copy of the preliminary prospectus supplement and related base shelf prospectus is available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Alternatively, copies of the prospectus supplement and the related base shelf prospectus may be obtained by contacting BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or email dg.prospectus_requests@baml.com or J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 866-803-9204).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-looking statements

Certain statements in this news release relating to the offering are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to: the need to satisfy regulatory and legal requirements with respect to the offering; changes in economic conditions or financial markets; and such other risks and uncertainties that are difficult to predict or are beyond the Company's control, including those that are described in the preliminary prospectus supplement. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Contacts:
IESI-BFC Ltd.
Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@bficanada.com